UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)

SAGA COMMUNICATIONS, INC.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Name of issuer of securities held pursuant to plan and address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, MI

June 27, 2012

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Pooled separate accounts	$16,549,766	$16,406,494
Guaranteed income fund	5,086,195	4,540,523
Saga common stock	3,461,496	2,647,027

	25,097,457	23,594,044

Notes receivable from participants	538,878	466,231

Net assets available for benefits	$25,636,335	$24,060,275

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2011	2010
Additions to net assets attributed to
Investment income:
Interest and dividends	$142,007	$138,903
Net realized and unrealized appreciation
(depreciation) in fair value of investments:
Pooled separate accounts	(350,583)	2,119,871
Saga common stock	1,118,106	1,435,796

Total investment income	909,530	3,694,570
Interest income on notes receivable from participants	23,116	19,877
Participant contributions	1,835,970	1,749,798

Total additions	2,768,616	5,464,245

Deductions from net assets attributed to
Benefit payments	1,192,556	1,039,398

Net increase in net assets	1,576,060	4,424,847
Net assets available for benefits:
Beginning of year	24,060,275	19,635,428

End of year	$25,636,335	$24,060,275

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2011 and 2010

1. Description of Plan

The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Contributions to employees’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k).

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed as Saga Common Stock. The participant may immediately transfer those dollars to other investment options.

The Company did not make a discretionary contribution for the 2011 or 2010 plan years.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on Notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain reclassification adjustments have been made to historical results to achieve consistency in presentation.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which required additional disclosure related to the three-level fair value hierarchy. The Plan adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy effective January 1, 2010. Effective January 1, 2011, the Plan adopted the remaining disclosure amendments in ASU 2010-06 requiring the Plan to separately present information related to purchases, sales, issuances and settlements on a gross basis, prospectively, in the reconciliation of fair value measurements classified as Level 3. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this ASU change the wording used to describe many of the requirements in U.S. generally accepted accounting principles (“GAAP”) for measuring fair value and for disclosing information about fair value measurements. The FASB does not intend for the amendments in this ASU to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update will be effective for the Plan on January 1, 2012 and is not expected to have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Guaranteed Income Fund	$5,086,195	$4,540,523
Saga Common Stock	$3,461,496	$2,647,027
Fidelity Contrafund Account	$2,446,639	$2,080,411
Vanguard Wellington / Admiral Fund	$1,502,808	$1,393,130

4. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –	Observable inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 –

Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2011 and 2010:

Pooled Separate Accounts – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities. In the event the valuation disclosed in the financial statements of the underlying funds is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Pooled separate accounts that are valued using audited financial statements that provide value ranges for each fund are reported as a Level 2 investment within the fair value hierarchy. If there is little or no market data available, nor the availability of audited financial statements, and the funds’ Net Asset Value is determined using benchmark yields and management assumptions, then the pooled separate account is reported as a Level 3 investment within the fair value hierarchy.

Saga Common Stock – The Saga common stock is valued at the closing price reported on the NYSE MKT stock exchange.

Guaranteed Income Fund – The guaranteed income fund is recorded at contract value, which approximates fair value. See Guaranteed Income Fund below for further information related to the valuation of this investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
U.S. Bonds	$—	$1,287,351	$—	$1,287,351
Balanced Fund	—	1,611,542	1,502,808	3,114,350
Large Cap Stock	—	3,140,673	3,656,723	6,797,396
Mid Cap Stock	—	2,063,679	—	2,063,679
Small Cap Stock	—	1,060,358	—	1,060,358
International Stock	—	2,226,632	—	2,226,632
Guaranteed Income Fund	—	—	5,086,195	5,086,195
Saga Common Stock	3,461,496	—	—	3,461,496

	$3,461,496	$11,390,235	$10,245,726	$25,097,457

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
U.S. Bonds	$—	$1,082,518	$—	$1,082,518
Balanced Fund	—	1,547,506	1,393,130	2,940,636
Large Cap Stock	—	3,613,853	3,473,835	7,087,688
Mid Cap Stock	—	2,052,026	—	2,052,026
Small Cap Stock	—	1,121,543	—	1,121,543
International Stock	—	1,985,865	136,218	2,122,083
Guaranteed Income Fund	—	—	4,540,523	4,540,523
Saga Common Stock	2,647,027	—	—	2,647,027

	$2,647,027	$11,403,311	$9,543,706	$23,594,044

Level 3 – Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

	Pooled Separate Accounts	Guaranteed Income Fund
Balance, January 1, 2011	$5,003,183	$4,540,523
Interest credited	—	142,007
Realized gains	24,014	—
Unrealized gains	30,185	—
Purchases	1,250,937	1,196,361
Sales	(1,148,788)	(792,696)

Balance, December 31, 2011	$5,159,531	$5,086,195

Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan has entered into an investment contract, the Guaranteed Income Fund (“Fund”), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise.

The average yield based on actual earnings was approximately 3.0% and 3.25% for 2011 and 2010, respectively. The interest rate credited to participant accounts for these investment contracts is reset semiannually by the issuer but cannot be less than 1.5% and was 3.0% and 3.25% at December 31, 2011 and 2010, respectively.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Generally there are not any events that could limit the ability of the Plan to transact at contract value within 90 days of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2011-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Risks and Uncertainties

The Plan provides investment alternatives in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

The Plan holds units of pooled separate accounts managed by Prudential, the trustee of the Plan. The Plan also provides for an investment option in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519            Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Prudential Retirement Insurance Company	Guaranteed Income Fund	$5,086,195
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	2,446,639
*Prudential Retirement Insurance Company	Vanguard Wellington / Admiral Fund	1,502,808
*Prudential Retirement Insurance Company	International Blend / Thornburg Fund	1,174,983
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	1,166,500
*Prudential Retirement Insurance Company	Mid Cap Growth / Artisan Partners Fund	817,380
*Prudential Retirement Insurance Company	Investment Grade Coporate Bond / PIM Fund	762,871
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	760,447
*Prudential Retirement Insurance Company	Mid Cap Growth / TimesSquare Fund	749,040
*Prudential Retirement Insurance Company	Balanced I / Wellington Management Fund	672,336
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	613,776
*Prudential Retirement Insurance Company	American Century Ultra Account	596,309
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	588,295
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock Fund	585,595
*Prudential Retirement Insurance Company	Large Cap Value / LSV Asset Management Fund	532,944
*Prudential Retirement Insurance Company	Mid Cap Value / Integrity Fund	497,259
*Prudential Retirement Insurance Company	Small Cap Value / Kennedy Capital Fund	481,728
*Prudential Retirement Insurance Company	High Yield Bond / Caywood-Scholl Fund	427,197
*Prudential Retirement Insurance Company	Small Cap Blend / WHV Fund	424,169
*Prudential Retirement Insurance Company	Janus Fund	415,918
*Prudential Retirement Insurance Company	Large Cap Value / Barrow Hanley Fund	382,883
*Prudential Retirement Insurance Company	International Growth / Artisan Partners	209,022
*Prudential Retirement Insurance Company	Invesco Small Cap Growth Strategy	154,461
*Prudential Retirement Insurance Company	Lifetime Aggressive Growth Fund	122,454
*Prudential Retirement Insurance Company	Lifetime Growth Fund	105,839
*Prudential Retirement Insurance Company	Core Bond Enhanced Index / PIM Fund	97,282
*Prudential Retirement Insurance Company	Templeton Foreign Strategy	82,180
*Prudential Retirement Insurance Company	Lifetime Balanced Fund	70,204
*Prudential Retirement Insurance Company	Large Cap Blend / AJO Fund	56,833
*Prudential Retirement Insurance Company	Lifetime Conservative Growth Fund	30,419
*Prudential Retirement Insurance Company	Lifetime Income and Equity Fund	21,995

*Saga Communications, Inc.	Saga Common Stock	3,461,496
*Participant loans receivable	Interest rates 4.25% to 9.25%	538,878

Total investments		$25,636,335

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 27, 2012	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 27, 2012	/s/ Catherine Bobinski
Catherine Bobinski
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibits

23.1	Consent of Ernst & Young LLP